U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
(Check One):                                                     SEC File Number
     [  ] Form 10-K and Form 10-KSB [  ] Form 20-F               0-9922
     [  ] Form 11-K [X] Form 10-Q and Form 10-QSB [  ] Form N-SAR
     For Period Ended: January 31, 2000
     [  ] Transition Report on Form 10-K                         Cusip Number
     [  ] Transition Report on Form 20-F                         29442R105
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

     For the Transition Period Ended:

--------------------------------------------------------------------------------
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

--------------------------------------------------------------------------------

                         PART I--REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name of Registrant:      EQUIDYNE CORPORATION

Former Name If Applicable:    AMERICAN ELECTROMEDICS CORP.
                              ------------------------------

                     238 Littleton Road, Westford, MA 01886
    ------------------------------------------------------------------------
        Address of Principal Executive Office (Street and Number), City,
                               State and Zip Code

--------------------------------------------------------------------------------

                        PART II--RULES 12B-25(B) AND (C)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

                               PART III--NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

Delays in accounting for several significant transactions which occurred in the quarter ended January 31, 2000. The Company previously reported the essential terms of these transactions in Form 8-K and press releases.

--------------------------------------------------------------------------------

                           PART IV--OTHER INFORMATION

--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

     Michael T. Pieniazek          (978)                    692-6680
--------------------------------------------------------------------------------
     (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Equidyne Corporation
    ------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 16, 2000                   By: /s/ Michael T. Pieniazek
                                           ------------------------------------
                                             Name:  Michael T. Pieniazek,
                                             Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.) 1001).

                              EQUIDYNE CORPORATION
                            Supplement to Form 12b-25

PART IV

(3) During the quarterly period ended January 31, 2000, the Registrant completed several significant capital transactions including the repurchase, redemption and/or exchange of its outstanding Series A and Series B Convertible Preferred Stock and the sale of a portion of its ownership interest in an affiliate, which resulted in a change in the Company's reporting for that affiliate from consolidation basis to the equity method. The net results of these transactions should impact the earnings statement, but the actual impact is still being calculated.


                                       3